SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 –

Company Registry (NIRE) 41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

Copel Distribuição's Grid Market grows 10.0% in 4Q23 and 4.0% year-to-date

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general the performance of the energy market in the fourth quarter of 2023, compared to the same period of the previous year.

Distribution

Grid Market

Copel Distribuição's grid market, made up of the captive market, supply to concessionaires and licensees within the State of Paraná and all the free customers existing in its concession area, had an increase of 10.0% in electricity consumption in the 4Q23 in relation to the same period of the previous year and 4.0% in the year to date, mainly due to the high average temperature1 in the fourth quarter of 2023. The billed grid market, which considers offset energy from Mini and Micro Distributed Generation – MMGD, increased 8.0% in the quarter and 1.9% in the year, considering the Availability Cost2.

	Number of Customers			Consumed Energy (GWh)
	Dec-23	Dec-22	∆%	4Q23	4Q22	∆%	2023	2022	∆%
Residential	4,212,397	4,127,292	2.1	2,400	2,055	16.8	8,888	8,212	8.2
Industrial	69,134	69,731	(0.9)	3,098	3,047	1.7	12,292	12,250	0.3
Captive	67,858	68,618	(1.1)	478	507	(5.7)	1,942	2,102	(7.6)
Free	1,276	1,113	14.6	2,620	2,541	3.1	10,350	10,147	2.0
Commercial	440,749	431,417	2.2	1,787	1,518	17.7	6,734	6,256	7.7
Captive	439,039	429,962	2.1	1,202	1,049	14.7	4,520	4,294	5.2
Free	1,710	1,455	17.5	585	470	24.5	2,215	1,961	12.9
Rural	323,481	331,987	(2.6)	643	571	12.6	2,516	2,487	1.2
Captive	323,408	331,938	(2.6)	598	536	11.5	2,352	2,357	(0.2)
Free	73	49	49.0	45	35	28.9	165	130	27.1
Others	55,316	53,757	2.9	644	601	7.1	2,480	2,411	2.8
Captive	55,304	53,745	2.9	642	599	7.1	2,472	2,405	2.8
Free	12	12	-	2	2	-	7	7	-
Total Captive Market	5,098,006	5,011,555	1.7	5,321	4,746	12.1	20,173	19,370	4.1
Total Free Market	3,071	2,629	16.8	3,252	3,047	6.7	12,737	12,244	4.0
Supply to Concessionaries	7	7	-	242	224	8.0	940	925	1.7
Total Grid Market	5,101,084	5,014,191	1.7	8,814	8,017	10,0	33,850	32,539	4.0
MMGD	312,775	213,179	46.7	(519)	(339)	52.9	(1,798)	(1,090)	65.0
Total Billed Grid Market				8,296	7,678	8.0	32,052	31,449	1.9

1 Average temperature in the State of Paraná for October, November and December 2023: 20.7°C, 22.3°C and 23.8°C.

Average temperature in the State of Paraná for October, November and December 2022: 19.3°C, 19.2°C and 22.2°C. Source: Simepar.

2 The availability cost represents the minimum amount charged for the availability of the distribution grid and is referenced in the input configurations of consumer units: 30 kWh single-phase, 50 kWh two-phase and 100 kWh three-phase circuits (ANEEL Ordinance Nº 1,000/2021 art. 291).

The volume of offset energy, which is the surplus generation from MMGD compensated in billing, grew 52.9% in the quarter, with emphasis on the growth in the Residential (80.3%), Commercial (51.5%) and Industrial classes (46.0%). The number of consumers subscribing to MMGD reached 312 thousand in December 2023, 46.7% higher than in December 2022.

Micro and Mini Distributed Generation	Offset Energy (GWh)
	4Q23	4Q22	∆%	2023	2022	∆%
Residential	161	89	80.3%	510	293	73.8%
Industrial	48	33	46.0%	167	105	59.1%
Commercial	192	126	51.5%	629	411	53.1%
Rural	112	87	28.6%	473	275	72.0%
Other	6	4	75.0%	21	7	212.5%
Total MMGD	519	339	52.9%	1,798	1,090	65.0%

The 4Q23 result is due to the consumption of electricity by the following classes:

i.	Residential, with an increase of 16.8%, due to the increase in average consumption in the period, from 166.0 kWh/month to 189.9 kWh/month, mainly due to the high average temperature in the fourth quarter of 2023 and the 2.1% increase in the number of consumers;
ii.	Commercial, with an increase of 17.7%, mainly due to the growth in consumption in Retail Trade by 17.7%, representing 30.5% of the consumption of the class, and in Wholesale Trade by 21.8% %, representing 16.0% of the consumption of the class;
iii.	Rural, with an increase of 12.6%, mainly due to the 12.4% growth in consumption with Agriculture, Livestock and Related Services, representing 88.1% in the consumption of the class;
iv.	Other classes, with an increase of 7.1%, mainly as a result of greater consumption by the Public Authorities; and
v.	Industrial, with an increase of 1.7%, mainly due to the increase in consumption of Food Product Manufacturing by 10.0%, representing 38.3% in the consumption of the class, partially offset by the reduction of 73, 6% in consumption with Metallurgy, representing 1.1% in consumption in the class.

Captive Market

The captive market showed an increase of 12.1% in electricity consumption in the fourth quarter of 2023 and 4.1% in the year to date. The billed captive market, which considers offset energy from MMGD, increased by 9.0% in the fourth quarter of 2023 and 0.5% in the year to date.

The following graphs show the electricity consumed by class in 4Q23:

Generation

In the fourth quarter of 2023, Copel Geração e Transmissão (including energy from HPP Foz do Areia – FDA and SHP Bela Vista – BVE, but excluding TPP Araucária) recorded 5,600 GWh of electricity sold, an increase of 10.7% , mainly due to CCEARs resulting from the GSF reconciliation.

For wind farms, the total electricity sold was 1,159 GWh, an increase of 30.9%, influenced by the acquisition of the Aventura and SRMN Wind Complexes, which became part of the Company's portfolio on January 30, 2023.

For TPP Araucária, which is in the process of being disinvested by Copel, there was no dispatch in 4Q23, due to hydrological conditions.

Trading

Copel Mercado Livre

In 4Q23, Copel Mercado Livre recorded 5,726 GWh of electricity sold, a reduction of 7.8%, due to the reduction in bilateral contracts.

Copel's Consolidated Market

The total energy sold by Copel, made up of sales from Copel Distribuição, Copel Geração e Transmissão, Wind Complexes and Copel Mercado Livre in all markets, reached 18,153 GWh in 4Q23, a reduction of 0.2%.

The following table shows Copel's total energy sales, broken down into Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Mercado Livre:

Copel’s Consolidated Market	Nº de customers / contracts			Energy sold (GWh)			Energy sold (GWh)
	Dec-23	Dec-22	∆%	4Q23	4Q22	∆%	2023	2022	∆%

Copel DIS	5,098,389	5,011,883	1.7	5,668	5,961	(4.9)	22,645	23,471	(3.5)
Captive Market	5,098,006	5,011,555	1.7	5,321	4,746	12.1	20,173	19,370	4.1
Concessionariesand Licensees	2	2	-	23	22	4.5	89	91	(2.0)
CCEE (Assigments MCSD EN)	381	304	25.3	75	80	(6.3)	247	239	3.3
CCEE (MVE)	-	22	-	-	177	-	-	702	-
CCEE (MCP) [2]	-	-	-	249	936	(73.4)	2,136	3,069	(30.4)
Copel GeT	360	284	26.8	5,600	5,060	10.7	16,532	17,344	(4.7)
CCEAR(Copel DIS)	3	3	-	93	92	1.1	122	123	(0.8)
CCEAR(other concessionaries)	101	101	-	2,031	1,668	21.8	3,772	2,215	70.3
Free Customers	-	1	-	-	-	-	-	-	-
Bilateral Agreements (Copel Mercado Livre)	252	175	44.0	3,054	3,015	1.3	12,180	13,893	(12.3)
Bilateral Agreements [1]	4	4	-	43	36	19.4	270	259	4.2
CCEE (MCP) [2]	-	-	-	379	249	52.2	188	854	(78.0)
Wind Farms Complexes	565	363	55.6	1,159	886	30.9	4,447	3,215	38.3
CCEAR(Copel DIS)	15	6	150.0	29	8	262.5	111	32	246.9
CCEAR(other concessionaries)	512	328	56.1	575	325	76.9	2,201	1,289	70.8
CER	10	10	-	231	231	-	916	916	-
Bilateral Agreements (Copel Mercado Livre)	8	9	(11.1)	148	140	5.7	598	374	59.9
Bilateral Agreements	20	10	100.0	172	148	16.7	621	482	28.8
CCEE (MCP) [2]	-	-	-	4	34	(88.2)	-	122	-
Copel Mercado Livre	1,747	1,683	4.5	5,726	6,209	(7.8)	22,450	24,817	(9.5)
Free Customers	1,624	1,490	9.3	3,022	2,802	7.9	11,884	11,498	3.4
Bilateral Agreements (Group Companies)	-	16	-	-	309	-	504	1,208	(58.3)
Bilateral Agreements	123	177	(35.5)	2,704	3,051	(11.4)	9,819	11,949	(17.8)
CCEE (MCP) [2]	-	-	-	-	47	-	243	162	50.0
Total Copel	5,101,061	5,014,213	1.7	18,153	18,116	0.2	66,074	68,847	(4.0)
Eliminations (intra-group operations)	-	-	-	3,264	4,083	(20.1)	10,251	11,690	(12.3)
Total Consolidated Copel	-	-	-	14,889	14,033	6.1	55,823	57,157	(2.3)

Note: Does not consider the energy made available through the MRE (Energy Reallocation Mechanism) and the energy from TPP Araucária sold on the CCEE Spot Market.

1 Includes Short-Term Sales Contracts and CBR.

2 Does not consider negative amounts.

CCEE: Electric Energy Trading Chamber / CCEAR: Energy Trading Contracts in the Regulated Environment / MCP: Short-Term Market / CER: Reserve Energy Contract / MCSD EN - Compensation Mechanism for New Energy Surpluses and Deficits / MVE - Sale of energy to the free market through the Surplus Sale Mechanism.

Curitiba, January 29,2024

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 29, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.